UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

THE PANTRY, INC.
(Name of Issuer)

Class A Common Stock, $0.01 Par Value
(Title of Class of Securities)

698657103
(CUSIP Number)

Brian Peduto
Chief Financial Officer
Hawkeye Capital Management, LLC
800 Third Avenue, 9th Floor
New York, NY 10022
(212) 265-0565
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

698657103

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Richard A. Rubin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -996,326-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -996,326-
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -996,326-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 4.26%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No.

698657103

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Hawkeye Capital Master I.R.S. ID No. 98-0466159
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -996,326-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 4.26%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No.

698657103

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Hawkeye Capital Management, LLC I.R.S. ID No. 13-4092634
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -996,326-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 4.26%
14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer

The Schedule D initially filed on March 19, 2012 relates to the Common Stock, par value $0.01 (the “Shares”), issued by The Pantry, Inc. (the “Issuer”) is hereby amended by this Amendment No. 1 to Schedule 13D to report a change in beneficial ownership.

Item 5. Interest in Securities of the Issuer

Item 5(a) is hereby supplemented by the following:

(a)      The Reporting Persons may be deemed to beneficially own, in the aggregate, 996,326 Shares representing approximately 4.26% of the Issuer’s outstanding Shares (based upon the 23,364,553 Shares stated to be outstanding as of May 3, 2012 by the Issuer in the Issuer’s Form 10-Q for the quarterly period ended March 29, 2012).

Item 5(c) is hereby supplemented by the following:

(c)      The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons.  Except as otherwise noted below, all such transactions were sells of Shares effected in the open market, and the table includes commissions paid in per share prices.
Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share / Premium Per Option

Hawkeye Capital Master	6/6/2012	27,000	$13.72
Hawkeye Capital Master	6/7/2012	7,661	$13.55
Hawkeye Capital Master	6/8/2012	24,200	$13.57
Hawkeye Capital Master	6/11/2012	1,153	$13.60
Hawkeye Capital Master	6/12/2012	13,549	$13.40
Hawkeye Capital Master	6/14/2012	6,000	$13.51
Hawkeye Capital Master	6/15/2012	40,000	$13.50
Hawkeye Capital Master	6/19/2012	30,815	$13.49
Hawkeye Capital Master	6/19/2012	26,800	$13.47
Hawkeye Capital Master	6/25/2012	36,927	$13.78
Hawkeye Capital Master	6/27/2012	137,000	$14.07
Hawkeye Capital Master	6/27/2012	20,000	$14.19

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 2012

Hawkeye Capital Master

By:	/s/ Richard A. Rubin
Richard A. Rubin
Managing Member of Hawkeye Capital Management, LLC, Manager of Hawkeye Capital Master

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 2012

Richard A. Rubin

By:	/s/ Richard A. Rubin
Richard A. Rubin

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2012

Hawkeye Capital Management, LLC

By:	/s/ Richard A. Rubin
Richard A. Rubin
Managing Member

SCHEDULE A
EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each executive officer of each of the Reporting Persons.  Each such person is a citizen of the United States of America.  Except as otherwise indicated, the business address of each executive officer is c/o Hawkeye Capital Management, LLC, 800 Third Avenue, 9th Floor, New York, NY 10022. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D Amendment No. 1, none of the executive officers of the Reporting Persons own any Shares.

HAWKEYE CAPITAL MANAGEMENT, LLC

Name	Position
Richard A. Rubin	Managing Member
Brian Peduto	Chief Financial Officer
Matthew Hardin	Chief Compliance Officer

HAWKEYE CAPITAL MASTER

Name	Position
Hawkeye Capital Management, LLC	Manager